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                         BOMBARDIER CAPITAL CF II INC.
                          12735 Gran Bay Parkway West
                             Jacksonville, FL 32258
                           Telephone: (904) 288-1000
                           Facsimilie: (904) 288-2901

April 24, 2001

Mr. John Saia
Division of Corporate Finance
Securities and Exchange Commission
Mail-Stop 0409
450 Fifth Street, NW
Washington, D.C. 20549

By UPS Overnight Delivery
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RE:  Bombardier Capital CF II Inc.
     Registration Statement on Form S-3
     (Registration No. 33-83141)
     ----------------------------------

Dear Mr. Saia:

On July 19, 1999, Bombardier Capital CF II Inc. (the 'Company') filed a Registration Statement on Form S-3 with respect to Asset-Backed Notes and Certificates. On September 14, 1999, the Company filed Amendment No. 1 to the Registration Statement. This registration statement was never declared effective by the Securities and Exchange Commission, nor was it ever withdrawn, and no certificates or notes were sold.

You requested that we formally withdraw the Company's registration statement.

Pursuant to that request, the Company hereby requests that its Registration Statement on Form S-3 (File No. 333-83141) be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

Should you have any questions, please contact Eric Iverson of Morgan, Lewis & Bockius LLP at (212) 309-6192. Thank you very much for your assistance.

Sincerely,

BOMBARDIER CAPITAL CF II INC.

/s/ R. William Crowe
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By: R. William Crowe
Its: Director